

82-3116

GREAT QUEST METALS LTD.



05008703

May 30, 2005



Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")
First Quarter Report

Enclosed please find one copy of the Company's Form 51-102F1 with the First Quarter Report and financial statements for the three months ended March 31, 2005.

Please be advised, that in accordance with National Instrument 54-102, the First Quarter Report was mailed to shareholders on May 30, 2005.

Yours truly,



GREAT QUEST METALS LTD.



Jennifer Nestoruk
Corporate Secretary



/jn
enclosure

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com



GREAT QUEST METALS LTD.

First Quarter Report to Shareholders - For the Three Months Ended March 31, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:

Introduction
Great Quest Metals Ltd. enjoyed a relatively quiet First Quarter. Drilling on the Kenieba concession in western Mali, West Africa subsequently finally started on April 29, 2005. A program of soil sampling and geological mapping was completed on the recently acquired 105 sq km Manankoto concession which is 10 km southwest of the Kenieba concession. Of additional interest there was the fact that Randgold built a road 30 km from the Loulo gold deposit to the small town of Manankoto. Subsequent to the end of the quarter, the Company announced the results of assays on the core from the first two diamond drill holes.

The Company raised $400,140 through a private placement and $11,550 through the exercise of warrants for a total of $411,690 in the First Quarter and an additional $26,950 subsequently.

Djambaye 2 Gold Zone
After a long and frustrating 50 day delay on the arrival of the diamond drill to start drilling on the Djambaye 2 gold zone in the Kenieba concession, drilling finally started. So far, we have completed the first six holes, and announced results on the first four, KN 03-05 through KN 06-05. The first hole, KN 03-05, intersected 2.6 m of 2.53 grams per tonne gold from 30.4 to 33.0 m. KN 05-05, drilled from the east and under KN 03-05, intersected 10.55 m of 1.90 g/t gold, thus indicating a widening of the zone with depth. The zone dips 74° to the east and is associated with rhyodacite and diorite dykes.

KN 04-05 intersected 3.3 m of 9.98 g/t gold from 35.1 to 38.4 m and included 1 m of 16.23 g/t gold and 0.3 m of 46 g/t gold.

KN 04-05 was drilled from the same location as KN 03-05 but was drilled at an angle of -50° to the northwest (315°). This will be the orientation of the rest of the holes which is thought to be the optimum orientation to intersect all of the important vein sets.

KN 06-05 was located to intersect the zone 145 m north of KN 04-05. This hole intersected 4.45 m of 9.82 g/t gold from 45.25 to 49.70 m. Drilling continues.

Manankoto Concession
Mapping of the western half of the Manankoto concession defined a 100 to 300 m wide diorite dyke that was traced for 5½ km across the region. Anomalous gold from 23 to 1,884 ppb was picked up in soils in and along the dyke on 10 of 13 lines. The soil samples were taken at 200 m intervals along east-west lines 400 m apart. Diorite is thought to be important in the region because gold is associated with diorite in the Sadiola and Yatela mines and the Segala and Tabakoto deposits. One sample from an old pit in the diorite assayed 13.03 g/t gold.

A second area of soils anomalous in gold occurs west of the above dyke. This zone was traced for more than 4.5 km across 12 soil lines with 1 to 4 anomalous soils per line along the trend. The anomalous gold ranges from 20 to 282 ppb gold. The anomalous soils overlie a dark quartzite with disseminated sulfides and quartz veins. A program of pitting is planned to follow up on the above zones and other areas of interest to test the grade and consistency of mineralization.

Taseko Property
The Company is in preliminary discussions on a possible joint venture on the Taseko property in British Columbia. The Taseko property has a mineral reserve in the Empress zone of 11 million tons of 0.61% copper and 0.023 ounces per ton gold. One diamond drill hole, 700 feet north of the Empress zone intersected 437 feet of 0.029% molybdenum. With molybdenum oxide over US$30 per pound, this is a very significant intersection.

The Exploration Team
Planning for and supervision of the Mali gold projects is carried out by Mamadou Keita, M.Sc. Geo., Willis W. Osborne M.Sc. Geo. and Marvin Mitchell P. Geo. Mr. Mitchell is the Independent Qualified Person under National Instrument 43-101.



GREAT QUEST METALS LTD.

First Quarter Report to Shareholders - For the Three Months Ended March 31, 2005
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Overview of Performance

The Company's total assets increased by $297,814 to $2,450,682 over the first quarter mainly as a result of an increase of $174,727 in current assets and an increase of $122,994 in deferred costs in mineral properties. The working capital deficit improved from $(71,165) at the end of 2004 to $92,451 at the end of the first quarter as a result of increase in cash, share subscription advances and prepaid expenses. The deficit increased by $70,501 to $(3,317,626) over the first quarter.

Results of Operations

The Company's operations consist of the exploration and development of mineral concessions in Mali as well as the head office in Canada and an operations office in Mali. The loss for the first quarter 2005 was $70,501 or ($0.005) a share as compared to $59,817 or ($0.004) per share in the first quarter, 2004. The increase is mainly explained by an increase in accounting and audit and printing, promotion and travel although office expenses decreased.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net (loss)	Net (loss) per share
2005 1st Q	$ 58	$ (70,501)	$ (0.005)
2004 4th Q	$ 36	$ (881,531)	$ (0.058)
2004 3rd Q	$ 4,072	$ (62,877)	$ (0.004)
2004 2nd Q	$ 521	$ (58,900)	$ (0.004)
2004 1st Q	$ 998	$ (59,817)	$ (0.004)
2003 4th Q	$ 336	$ (68,748)	$ (0.005)
2003 3rd Q	$ 68	$ (39,241)	$ (0.003)
2003 2nd Q	$ 92	$ (46,716)	$ (0.004)
2003 1st Q	$ 152	$ (36,334)	$ (0.003)
2002 4th Q	$ 325	$ (59,592)	$ (0.006)
2002 3rd Q	$ 21	$ (32,352)	$ (0.004)
2002 2nd Q	$ 741	$ (34,405)	$ (0.004)

Liquidity and Capital Resources

During the fist quarter, 2005, the Company completed a private placement for 769,500 units at $0.52 per unit for total proceeds of $400,140. Each unit consists of one share and one-half of a share-purchase warrant. Each full warrant entitles the holder to purchase an additional share at $0.65 for a two-year period. The Company also issued 110,000 shares on the exercise of stock options at $0.35 for $38,500 for a total of $438,640 for the quarter. Subsequently a further 35,000 shares were issued on the exercise of stock options at $0.35 for $12,250 and 20,000 shares on the exercise of warrants at $0.65 for $13,000.

The Company will need to raise additional capital to continue its exploration projects. While the Company has been successful in accessing the equity market in the past, there is no guarantee that this will continue to be available. Management believes it will be able to obtain necessary financing to complete the development and exploration of its projects.

Related Party Transactions

The Company paid management fees totalling $5,250 (2004-$5,250) to a company wholly owned by Willis W. Osborne, Director, in the first quarter, 2005 and geological fees totalling $3,823 (2004-$2,467) to Mamadou Keita, Director.

Investor Relations

Investor relation activities are conducted by Jamie Mathers, which involves liaising with the investment community and communicating with investors and shareholders about the Company's exploration projects and progress. During the first quarter, 2005, the Company participated in conferences in Vancouver and in Toronto. In June, 2005 the Company plans to participate in a conference in Vancouver. Information on the Company can be viewed online at www.greatquest.com. Great Quest is looking forward to the drilling of its key projects in Mali in 2005 and reporting to shareholders on further progress.

ON BEHALF OF THE BOARD

"Willis W. Osborne"

Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

Vancouver, Canada

Financial Statements

(Unaudited – Prepared By Management)

March 31, 2005 and 2004

GREAT QUEST METALS LTD.
BALANCE SHEET
MARCH 31, 2005
(With comparative audited figures for December 31, 2004)

	March 31 2005 (unaudited)	December 31 2004 (audited)
ASSETS		
Current Assets		
Cash	$ 55,677	$ 15,129
Goods and services tax recoverable	3,222	1,754
Share subscription advance (Note 4)	26,950	-
Prepaid expenses	120,788	15,027
	206,637	31,910
Automobile, equipment and furniture (Note 2)	22,299	22,206
Mineral Properties, including deferred costs (Notes 3)	2,213,332	2,090,338
Deposits	8,414	8,414
	$ 2,450,682	$ 2,152,868
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 49,334	$ 42,474
Due to related parties	64,852	60,601
	114,186	103,075
SHAREHOLDERS' EQUITY		
Share capital (Note 4)	5,498,346	5,073,874
Share subscription advance (Note 4)	-	75,400
Contributed surplus (Note 4)	155,776	147,644
Deficit	(3,317,626)	(3,247,125)
	2,336,496	2,049,793
	$ 2,450,682	$ 2,152,868

Approved on Behalf of the Board:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED MARCH 31, 2005 AND MARCH 31, 2004

	2005	2004 (Note 8)
ADMINISTRATION COSTS:		
Accounting and audit	$ 7,863	$ 6,662
Amortization	184	44
Bank charges and interest	329	1,305
Consulting	3,061	4,522
Investor relations	3,600	3,600
Legal	3,398	914
Management fees	5,250	5,250
Office and general	11,040	20,445
Printing, promotion and travel	14,633	6,105
Rent	4,079	3,838
Securities and brokerage fees	5,034	1,500
Shareholder relations	4,475	5,822
Stock-based compensation	3,814	-
Telephone and communications	3,799	808
	70,559	60,815
Interest income	(58)	(998)
NET LOSS FOR THE PERIOD	70,501	59,817
DEFICIT AT BEGINNING OF PERIOD	3,247,125	2,184,000
DEFICIT AT END OF PERIOD	$ 3,317,026	$ 2,243,817
Loss per share	$ (0.005)	$ (0.004)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
STATEMENT OF CASH FLOWS
FOR THE PERIODS ENDED MARCH 31, 2005 AND MARCH 31, 2004

	2005	2004
OPERATING ACTIVITIES:		
Net loss for the period	$ (70,501)	$ (59,817)
Adjustments:		
Amortization	184	44
Stock-based compensation	3,814	-
	(66,503)	(59,773)
Change in non-cash working capital items:		
Goods and services tax recoverable	(1,468)	(587)
Due from related parties	-	(3,912)
Prepaid expenses	(105,761)	(102,564)
Accounts payable and accrued liabilities	6,860	(10,468)
Due to related parties	4,251	(2,690)
	(162,621)	(179,994)
FINANCING ACTIVITIES:		
Issue of share capital for cash	336,290	33,750
Share issue costs	(9,850)	-
	326,440	33,750
INVESTING ACTIVITIES:		
Acquisition costs of automobile, equipment and furniture	(1,827)	(14,173)
Acquisition costs of mineral properties	(68,185)	-
Deferred exploration and development costs, net of Amortization	(53,259)	(72,046)
	(123,271)	(86,219)
INCREASE (DECREASE) IN CASH	40,548	(232,463)
CASH AT BEGINNING OF PERIOD	15,129	310,744
CASH AT END OF PERIOD	$ 55,677	$ 78,281

Supplemental cash flow information (Note 6)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
SCHEDULES OF DEFERRED EXPLORATION AND DEVELOPMENT COSTS
FOR THE PERIODS ENDED MARCH 31, 2005 AND MARCH 31, 2004

	Mineral Properties					
	Mali Properties	Taseko Properties	2005 Total	Mali Properties	Taseko Properties	2004 Total
EXPLORATION AND DEVELOPMENT COSTS:						
Amortization	$ 1,550	$ -	$ 1,550	$ 1,822	$ -	$ 1,822
Drilling, reclamation and assays	28,100	-	28,100	14,960	-	14,960
Exploration surveys	19,099	-	19,099	-	-	-
Office, consulting and travel	6,060	-	6,060	16,695	-	16,695
Total costs incurred during the period	54,809	-	54,809	33,477	-	33,477
Balance, beginning of period	1,193,067	-	1,193,067	831,101	403,763	1,234,864
Balance, end of period	$ 1,247,876	$ -	$ 1,247,876	$864,578	$ 403,763	$ 1,268,341

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005

1. INTERIM FINANCIAL STATEMENTS

While the interim financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2004 audited financial statements. It is suggested that these financial statements be read in conjunction with the Company's annual December 31, 2004 audited financial statements.

2. AUTOMOBILE, EQUIPMENT AND FURNITURE

	March 31, 2005			December 31, 2004
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 31,351	$ 10,418	$ 11,263
Equipment	18,924	7,452	11,472	10,501
Furniture	2,347	1,938	409	442
	$ 63,040	$ 40,741	$ 22,299	$ 22,206

3. MINERAL PROPERTIES

	March 31, 2005			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off of Capitalized Costs	Total
a. Mali Properties	$ 965,455	$ 1,247,876	$ -	$ 2,213,331
b. Taseko Property	1	-	-	1
	$ 965,456	$ 1,247,876	$ -	$ 2,213,332

	December 31, 2004			
	Acquisition Costs (Net of Recoveries)	Deferred Exploration And Development Costs	Write-off Of Capitalized Costs	Total
a. Mali Properties	$ 984,493	$ 1,289,928	$ (184,084)	$ 2,090,337
b. Taseko Property	212,000	408,012	(620,011)	1
	$ 1,196,493	$ 1,697,940	$ (804,095)	$ 2,090,338

4. SHARE CAPITAL

The authorized share capital of the Company consists of 50,000,000 common shares without par value.

The Company has issued shares of its capital stock as follows:

	March 31, 2005		December 31, 2004	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	14,967,397	$ 5,073,874	14,259,897	$ 4,790,674
Issued during the period/year for:				
Cash	657,500	336,290	707,500	283,200
Share subscription receivable	77,000	26,950	-	-
Share subscription advances	145,000	75,400	-	-
Share issuance costs	-	(14,168)	-	-
Balance, end of period/year	15,846,897	$ 5,498,346	14,967,397	$ 5,073,874

Transactions for the Issue of Share Capital
During the period ended March 31, 2005:

a. The Company completed a Private Placement consisting of 769,500 units at a price of $0.52 per unit for a total consideration of $400,140 of which $75,400 was received prior to December 31, 2004. The Company paid a finder's fee and agent's fees of $9,850. Each unit consists of one share and one-half of a share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before March 11, 2007. The Company issued 25,000 non-transferable agent's warrants with a fair value of $4,318. Each agent's warrant is exercisable to acquire one share at a price of $0.65 per share on or before March 11, 2007.

b. The Company issued 110,000 shares at a price of $0.35 per share for the exercise of stock options for a total consideration of $38,500 of which $26,950 was received subsequent to March 31, 2005.

Transactions for the Issue of Share Capital
During the Year Ended December 31, 2004:

a. The Company issued 165,000 shares at a price of $0.45 per share for the exercise of share purchase warrants for a total consideration of $74,250.

b. The Company issued 242,500 shares for the exercise of stock options as follows: 172,500 shares at a price of $0.22 per share for a total consideration of $37,950 and 70,000 shares at a price of $0.30 per share for a total consideration of $21,000.

c. The Company completed a Private Placement consisting of 300,000 units at a price of $0.50 per unit for a total consideration of $150,000. Each unit consists of one share and one-half of a share purchase warrant. Each full warrant is exercisable to acquire one additional share at a price of $0.65 per share on or before August 23, 2005.

GREAT QUEST METALS LTD.
NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2005

4. SHARE CAPITAL (continued)

Stock Options

The Company has adopted an incentive stock option plan (the "Plan"). The essential elements of the Plan provide that the aggregate number of common shares of the Company's capital stock issuable pursuant to options granted under the Plan may not exceed 10% of the total number of issued and outstanding shares on a non-diluted basis. Options granted under the Plan may have a maximum term of five years. The exercise price of options granted under the Plan will not be less than the market price of the common shares (defined as the last closing market price of the Company's common shares immediately preceding the issuance of a news release announcing the granting of the options), or such other price as may be agreed to by the Company and accepted by the TSX Venture Exchange. All options granted under the Plan will become vested in full upon grant, except options granted to consultants performing investor relations activities, which options will become vested to exercise one-fourth of the option upon every three months subsequent to the date of the grant of the option.

A summary of the status of the Company's stock option plan as of March 31, 2005 and December 31, 2004, and changes during the period and year then ended are as follows:

	March 31, 2005		December 31, 2004	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of period/year	885,500	$ 0.42	803,000	$ 0.28
Exercised	(110,000)	(0.35)	(242,500)	(0.24)
Granted	-	-	355,000	0.63
Forfeited/cancelled	-	-	(30,000)	(0.55)
Options outstanding, end of period/year	775,500	$ 0.43	885,500	$ 0.42

At March 31, 2005, the Company had outstanding stock options to acquire 775,500 common shares as follows:

Number of Shares	Exercise Price	Expiry Date
55,000 [1][2]	$0.35	April 5, 2005
95,500	$0.22	March 28, 2006
180,000	$0.27	September 7, 2006
120,000	$0.30	September 4, 2007
50,000	$0.55	February 20, 2009
275,000	$0.65	November 26,2009
775,500		

(1) 35,000 options subsequently exercised.
(2) 20,000 options subsequently expired.

4. SHARE CAPITAL (continued)

Stock Options (continued)

The following table summarizes information about the stock options outstanding and exercisable at March 31, 2005:

Range of Prices $	Number	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price $
$0.35	55,000	0.01	$0.35
$0.22	95,500	0.99	$0.22
$0.27	180,000	1.44	$0.27
$0.30	120,000	2.43	$0.30
$0.55	50,000	3.90	$0.55
$0.65	275,000	4.66	$0.65
	775,500	2.74	$0.43

The fair values of options vested during the period ended March 31, 2005 was estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	46.62%
Risk-free interest rate	3.59%
Expected life	5 years
Expected dividend	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.23, accordingly compensation expense of $3,814 was recorded in the statement of operations for the period ended March 31, 2005.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

Warrants:

At March 31, 2005, the Company had outstanding purchase warrants exercisable to acquire 959,750 shares as follows:

Number	Exercise Price	Expiry Date
400,000	$0.62	November 14, 2005
150,000 [1]	$0.65	August 23, 2005
409,750	$0.65	March 11, 2007
959,750		

[1] 20,000 subsequently exercised.

4. SHARE CAPITAL (continued)

Contributed surplus

	March 31, 2005	December 31, 2004
Balance, beginning of period/year	$ 147,644	$ 81,398
Stock-based compensation expense	3,814	66,246
Agent's warrants	4,318	-
Balance, end of period/year	$ 155,776	$ 147,644

5. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions:

a. Management fees totalling $5,250 (2004 - $5,250) were incurred with a corporation related to the Company by a common Director.

b. Geological fees totalling $3,823 (2004 - $2,467) have been incurred with a Director of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

6. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
March 31, 2005			
Automobile, equipment and furniture	$ 19,119	$ 3,180	$ 22,299
Mineral properties, including deferred costs	2,213,331	1	2,213,332
	$2,232,450	$ 3,181	$ 2,235,631

	Mali	Canada	Total
December 31, 2004			
Automobile, equipment and furniture	$ 20,670	$ 1,536	$ 22,206
Mineral properties, including deferred costs	2,090,337	1	2,090,338
	$2,111,007	$ 1,537	$ 2,112,544

6. SEGMENTED INFORMATION (continued)

	Mali	Canada	Total
For the period ended March 31, 2005			
Revenue	$ -	$ 58	$ 58
Expenses	(5,075)	(65,484)	(70,559)
	$ (5,075)	$ (65,426)	$ (70,501)

	Mali	Canada	Total
For the year ended December 31, 2004			
Revenue	$ -	$ 5,627	$ 5,627
Expenses	(20,118)	(1,048,634)	(1,068,752)
	$ (20,118)	$(1,043,007)	$ (1,063,125)

7. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended March 31, 2005 and December 31, 2004 as follows:

	March 31, 2005	December 31, 2004
Non-cash *financing investing activities*:		
Share capital issued for:		
Share subscription advances	$ 75,400	$ -
Share subscription receivable	26,950	-
Issue costs	(4,318)	-
Share subscription advances	(75,400)	-
Share subscription receivable	(26,950)	-
Contributed surplus	4,318	-
	$ -	$ -

	March 31, 2005	December 31, 2004
Non-cash investing activities:		
Deferred exploration and development cost, net of amortization	$ (1,550)	$ (8,858)

8. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period's financial statement presentation.



GREAT QUEST METALS LTD.

Corporate Information

(As at May 30, 2005)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: (604) 689-2882 Fax: (604) 684-5854
Website: www.greatquest.com Email: info@greatquest.com

OFFICERS & DIRECTORS

Mr. Victor J.E. Jones, Director

Mr. Mahamadou Keita, Director

Ms. Jennifer Nestoruk, Corporate Secretary

Mr. Willis W. Osborne, President & Director

Mr. Robert Veitch, Director

STOCK EXCHANGE LISTING:

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

SHARE CAPITAL

Authorized: 50,000,000 Issued: 15,901,897

Options: 685,500

Warrants: 939,750

Escrow: 143,734

Fully Diluted 17,670,881

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS
MacKay LLP, Certified General Accountants
900 – 1200 Burrard Street, Vancouver, British Columbia, Canada V6Z 2C7

PRINTED IN CANADA